Mail Stop 3561

April 7, 2009

Michael J. Hayes
Chief Executive Officer
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118

> **Re: Fred's, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 17, 2008**
> **File No. 1-14565**

Dear Mr. Hayes:

We have completed our review of your Form 10-K and related filings and have no further comment at this time.

Sincerely,

H. Christopher Owings
Assistant Director